Exhibit 99.1

Trillion Energy Corporate Update and AGM

March 31, 2026 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62), provides the following corporate update.

The Company would like to encourage shareholders to attend its Annual General Meeting of Shareholders (“AGM”) scheduled for today, March 31, 2026. At the AGM, shareholders will vote on: setting the number of directors at four; the election of directors; the appointment of auditors; and the approval of the Company’s Long-Term Equity Incentive Plan. Additional details are available in the Company’s management information circular filed on SEDAR+. See further details at: www.trillionenergy.com/agm2026

South Akcakoca Sub-Basin (“SASB”) –The Company, through its wholly owned Cayman Islands subsidiary Park Place Energy Inc. (“PPE”), holds a 49% working interest in the SASB natural gas project located in the Black Sea. The Turkish Petroleum Corporation (TPAO), the Turkish national oil and gas company, is the 51% owner and operator of SASB. The Company is actively seeking buyers for its 49% interest in SASB and will provide further updates as they become available.

The Company, through a wholly owned subsidiary, has signed a new agreement for Trillion to earn a 29% working interest in the M47 Block located in SE Turkey in exchange for a total investment of US$15 million. The earn in is subject to, inter alia, the Company paying for certain work program costs on a timely basis. The Work Program is expected to include new exploration wells and acquisition of seismic data.

The total work program cost for the M47 block shared between the existing parties to the M47 block is approximately USD $35 million, of which approximately $18 million has been expended to date. As part of the contemplated earn in, the Company will bear 80% of the cost of the next two wells as well as certain seismic costs.

The Company is responsible for advancing two funding tranches: the first tranche is US$9.5 million for the 2026 work program, and the second tranche is US $5,500,000 for the 2027 work program. The 29% earn in interest is subject to the Company meeting its funding commitments as set out herein.

A Joint Operating Committee will determine all drilling decisions, planning and procurement matters.

Following Trillion’s investment, the parties to the M47 Block shall thereafter bear costs in proportion to their participating interests. The Company’s cost contribution shall thereafter be reduced to its pro rata interest.

The previously announced farm in agreements on M47 and M46C and M46D blocks have been cancelled.

In addition, the Company is actively pursuing further oil and gas opportunities across Türkiye and the broader region. Management continues to evaluate a pipeline of prospective oil and gas assets and welcomes discussions with potential partners and asset holders. The Company believes its technical expertise and established in-country presence position it well to identify and execute on additional value-accretive opportunities as they arise.

About the Company

Trillion Energy International Inc. is focused on oil and natural gas exploration and production in Türkiye. The Company holds a 29% working interest in the M47 oil exploration block (c3 and c4 licenses) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. Through its wholly owned subsidiary Park Place Energy Inc., the Company also holds a 49% working interest in the South Akcakoca Sub-Basin (SASB) natural gas field in the Black Sea, where TPAO is the 51% owner and operator. In addition, the Company holds a 19.6% interest (except three wells at 9.8%) in the Cendere oil field in Türkiye. More information may be found on www.sedar.com, and our website.

Contact

Scott Lower, President

Brian Park, VP of Finance

1-778-819-1585

E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Information

This corporate update contains certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are often identified by the use of words such as “plans,” “expects,” “anticipates,” “believes,” “estimates,” “intends,” “may,” “will,” “would,” “could,” or “potential,” or statements that events or conditions “will,” “may,” “could,” or “should” occur or be achieved. Forward-looking statements in this release include, without limitation, statements regarding: the M47 Block farmin agreement, work program commitments and timing, drilling and seismic activities, the proposed sale of the Company’s SASB interest, the Company’s pursuit of additional farmin and development opportunities, and the business and affairs of the Company generally. These statements are based on management’s current expectations and assumptions, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially, including: commodity price volatility; the ability to obtain required regulatory, governmental and partner approvals; exploration and drilling risks; geological and technical uncertainties; access to capital; counterparty and title risks; geopolitical risks associated with operations in Türkiye; and other risks described in the Company’s public filings available on SEDAR at www.sedar.com. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements, except as required by applicable securities laws.